

June 1, 2015

Craig R. Ramsey
Chief Financial Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211

> **Re:** **AMC Entertainment Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **File No. 001-33892**

Dear Mr. Ramsey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Consolidated Statements of Cash Flows, page 74

1. We note from your statement of cash flows that landlord contributions significantly increased your total net cash provided by operating activities for 2014. Please tell us the nature of these landlord contributions and how you account for the amounts received. Also, please tell us why you believe it is appropriate to present these amounts as operating cash flows on your statement of cash flows.

Notes to Consolidated Financial Statements

Note 9—Corporate Borrowings and Capital and Financing Lease Obligations, page 108

2. We note from pages 111 and 112 that in 2014 you completed the redemption of $600 million of Notes due 2019 and recorded a gain on redemption of $8.5 million. We further note from page 74 that you paid over $639 million to redeem such notes. Given the significance of the notes and the gain recorded, please provide us with your calculation of the gain recorded during 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief